SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)
41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Copel acquires Aventura and Santa Rosa & Mundo Novo Wind Complexes (260.4 MW)

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, on this date, its wholly-owned subsidiary Copel Geração e Transmissão (“Copel GeT”) signed an agreement for the acquisition of 100% of the Santa Rosa & Mundo Novo (SRMN) and Aventura wind farms (“Wind Complexes”), currently owned by EDP Renováveis Brasil S/A., totaling 260.4 MW of installed capacity (“Transaction”).

The acquisition is part of the Company's strategy for growth in renewable energy, expands the diversification of the power generation matrix and is fully in line with the Investment Policy.

The total value of the transaction (Enterprise Value) is R$1,803 million, with an Equity Value of approximately R$965 million, subject to adjustment until the closing date of the transaction. The enterprise has long-term financing (maturity until 2043) contracted with Banco do Nordeste (BNB), with rates of IPCA + 2.19% p.a. (Adventure Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The base date of the transaction is December 31, 2021, so that, once the transaction is closed, the cash flow earned during 2022 will be appropriated by Copel GeT (Locked Box).

Operating Facilities and Privileged Location

The Wind Complexes consist of nine operating wind farms (brownfield), located in the municipalities of Touros and São Tomé in Rio Grande do Norte State, a region considered as one of the best in the world for the generation of wind power(1), which allows a high capacity factor, that, even with the recertification of energy production by Copel, with advice from Camargo Schubert Engenharia, reaches around 61% (P50).

Long-Term Energy Contracting

About 76.5% of the energy of the enterprise was sold in the regulated contracting environment (ACR). In addition, about 13.7% of the total energy generated was sold in the free contracting environment (ACL), leaving about 9.8% for new contracts. It should be noted that until the start of energy supply in the ACR in 2023, around 95% of the energy has been traded in the ACL at market prices.

(1) https://globalwindatlas.info/

1 Total of 62 wind turbines, manufacturer Vestas, model V 150.

2 Data-base may/2022

3 SRMN IV and SRMN V

4 SRMN I, SRMN II and SRMN III

Potential Synergies and More Incentivized Energy in the Consolidated Portfolio

With the acquisition, the Company's wind power generation installed capacity will be increased by 28%, with an optimized operational management structure, thus allowing for operational synergy with other companies in the group that share the structure.

With the addition of this capacity, wind power will represent 17% of Copel's Group power generation portfolio, which brings benefits with the increase in incentivized energy and the reduction of exposure to hydrological risk. The entities that own the complexes are framed in the presumed profit and there is a benefit of 50% in the cost of the TUST/TUSDg (Tariff for the Use of the Transmission and Distribution System).

Applicable Approvals

The acquisition is subject to approval by CADE, creditors and other conditions precedent customary for this type of transaction.

As the transaction will be carried out by Copel GeT, a wholly-owned subsidiary of the Company, its completion does not depend on the resolution of the Company’s General Meeting, pursuant to article 256 of the Corporate Law, with no right of withdrawal for the Company's dissenting shareholders, in terms of art. 256, §1 of Law 6,404/76.

The Company had legal advice from Cescon, Barrieu, Flesch & Barreto Advogados and financial advice from XP Investimentos.

Clarifications about the transaction may be made in the conference call with investors that the Company will hold tomorrow (October 07, 2022) at 10 a.m. (click here to access). The presentation will be available on the Investor Relations website (https://ri.copel.com/en/publications-and-documents/presentations/).

Curitiba, October 06, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 6, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.